Exhibit 99.2

UNEQUAL DISTRIBUTION OF RAIN Water levels in southern reservoirs decline 30% Audited Financial Results of Wipro Limited under Ind AS p . Quarter ended Quarter ended Quarter ended Kanicuiars Jun& 3{) ZQ23 March 3112023 June 30,2022 Total income from operations (net) 225,310 231,903 215,286 Net Profit / (Loss) before tax and exceptional 37,975 40,184 33,520 items Net Profit / (Loss) before tax but after 37,975 40,184 33,520 exceptional items Net Profit / (Loss) after tax and exceptional 28,860 30,935 25,589 items Total Comprehensive Income after tax 31,717 31,685 27,150 [ Equity Share Capital 10,978 10,976 10,965 Reserves (excluding Revaluation Reserve)1 765,703 765,703 643,066 as shown in the Audited Balance Sheet Earnings Per Share (of T 2/- each) Basic: 5.23 5.61 4.69 Diluted; 5.12 5.60 4.67 ‘Balance forthe three months ended June 30r 2023 and March 31, 2023 represent balances as perthe audited consolidated balance sheet for the year ended March 31,2023 and balance for the three months ended June 30,2022 represent balances as per the audited consolidated balance sheet forthe year ended March 31,2022, as required by the SEBi (Listing Obligations and Disclosure Requirements) Regulations, 2015. The audited consolidated financial results (under Ind AS) of the Company for the three months ended June 30, 2023 have been approved by the Board of Directors of the Company at its meeting held on July 13, 2023. The statutory auditors have expressed an unmodified audit opinion. Standalone Audited Financial Results of Wipro Limited under Ind AS p . . Quarter ended Quarter ended Quarter ended HarLlcuLars june ao, 2023 March 31,2023 June 30,2022 TotaL income from operations (net) 172,028 174,773 162,556 Net Profit / (Loss) before tax and exceptional 34,211 31,425 29,437 items Net Profit / (Loss) before tax but after 34,211 31,425 29,437 exceptional items Net Profit / (Loss) after tax and exceptional 25,878 22,641 22,166 items Total Comprehensive Income after tax 29,008 24,632 16,909 The audited standalone financial results (under Ind AS) of the Company for the three months ended June 30, 2023 have been approved by the Soard of Directors of the Company at its meeting held on July 13, 2023. The statutory auditors have expressed an unmodified audit opinion. Note: 1. The above is an extract of the detailed format of Quarterly Financial Results filed with the Stock Exchanges under Regulation 33 of the SEBl (Listing and Other Disclosure Requirements) Regulations, 2015. The full format of the Quarterly Financial Results are available on the Bombay Stock Exchange website (URL; www.bseindta.com), the National Stock Exchange website (URL; www.nseindia.com) and on the Company’s website (URL: www.wipro.com). By Order of the Board, For Wipro Limited Place: Bengaluru Rishad A. Premji Date: July 13, 2023 Chairman